DRAFT ~~April 28,~~May 11, 2016

Jennifer Gowetski

Special Counsel

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Rich Uncles NNN REIT, Inc.
Amendment No. 8 to Registration Statement on Form S-11
Filed ~~April~~May [●], 2016
File No. 333-205684

Dear Ms. Gowetski:

Rich Uncles NNN REIT, Inc. (the “Company”) provides the following information in response to the comments contained in the correspondence of the staff of the Division of Corporation Finance of the U.S. Securities and Exchange Commission, dated April 18, 2016, relating to the above-referenced filing. We have repeated the text of your comments below and followed each with our response. Further, ~~On April~~on May [●], 2016, the Company filed Pre-Effective Amendment No. 8 to its Registration Statement on Form S-11, containing the revisions described below. Our responses below refer to Amendment No. 8, and we enclose five paper copies of Amendment No. 8, marked to show changes from Amendment No. 7 (filed March 25, 2016).

General

1.	We note your response to comment 2 of our letter, including the line item in your tabular template indicating that the subordinated participation fee, as determined by the board, is deducted in calculating NAV. However, we also note your response to comment 5 of our letter and your statement on page 50 that the subordinated participation fee consists of “(i) 40.0% of the amount by which the increase in NAV per share exceeds the highest previous NAV per share as determined by the board of directors (or $10.00 per share if no such determination has been made) less any prior return of capital, and (ii) 40.0% of the amount by which distributions to stockholders for the year exceed a 6.5% return on the purchase price of their shares.” Please advise us how the subordinated participation fee will be deducted in calculating NAV when it is based in part on the calculation of NAV. As applicable, please revise your disclosure to more specifically explain how the subordinated participation fee will be deducted in calculating NAV.

Jennifer Gowetski

DRAFT ~~April 28,~~May 11, 2016

Response: We have revised the Form S-11 to provide additional detail concerning the interaction of the calculation of NAV and the calculation of the subordinated participation fee; please see attached pages 1, 3-5, and 44-46 of Amendment No. 8. As described in Amendment No. 8, the subordinated participation fee is calculated based on the NAV figure described in the disclosure on page 101 under the caption “Calculation of Our NAV Per Share”, defined and referred to as the “Preliminary NAV”. As further noted in that disclosure, if our advisor is entitled to receive a subordinated participation fee for a given annual period, that fee amount then reduces the Preliminary NAV figure for use in future calculations, including any future offering prices per share at which shares are offered to the public, because the amounts represented by the fee are paid from and reduce the assets (and therefore the NAV) of the Company. And, in order to provide additional clarity with respect to this interaction, we further revised each discussion of the subordinated participation fee to include a specific reference that the fee is calculated from the Preliminary NAV amount. For example, we revised the language on pages 3-4 of Amendment No. 8 as follows (emphasis added):

The subordinated participation fee is an annually measured performance fee subordinated to payment to stockholders of at least a 6.5% cumulative, non-compounded return on the highest previous offering price to the public for our shares, after adjustment to reflect all return of capital distributions (such highest previous offering price the “Highest Prior NAV per share”, and such return the “Preferred Return”). The subordinated participation fee is only due to the advisor if the Preferred Return is achieved and is equal to the sum of:

(i) 40% of the product of (a) the difference of (x) the Preliminary NAV per share (as defined in Calculation of Our NAV Per Share, below), minus (y) the Highest Prior NAV per share, multiplied by (b) the number of shares outstanding as of December 31 of the relevant annual period, but only if this results in a positive number, plus

(ii) 40% of the product of: (i) the amount by which aggregate cash distributions to stockholders during the annual period, excluding return of capital distributions, , divided by the weighted average number of shares outstanding for the annual period, calculated on a monthly basis, exceed the Preferred Return (the “Excess Return”), multiplied by (ii) the weighted average number of shares outstanding for the annual period, calculated on a monthly basis.

The Preferred Return is measured by all distributions to shareholders, except for the distribution of sale or financing proceeds which would act to reduce the shareholders’ investment basis, which are referred to herein as “return of capital” distributions.

We also revised the tabular template originally contained in our letter dated March 25, 2016. We resubmit the template below (marked to show changes against the prior response) with additions (i) demonstrating both the assets and liabilities discussed in response to comment 6, infra, and (ii) including a new interim line item, “Preliminary NAV”:

Jennifer Gowetski

DRAFT ~~April 28,~~May 11, 2016

As of each December 31:

Gross value of real estate assets (as reported by valuation expert)

Less value of real estate liabilities (as reported by valuation expert) (1)

~~Plus upward adjustments to individual real estate asset values made by board~~

~~Minus downward adjustments to individual real estate asset values made by board~~

~~Plus value of all other non-cash assets as determined by board~~

~~Plus cash on hand~~

Plus value of all other non-cash assets as determined by board

Plus cash on hand

Minus all other non-real estate liabilities of the issuer~~, including any accrued unpaid advisory fees and expenses for services through year end~~:

Accrued unpaid advisory fees and expenses

Dividends and distributions payable

Any balance due on the acquisition line of credit

Other (2)

The interim result is Preliminary NAV

Minus subordinated participation fee

The result is the NAV as of December 31 (~~2~~3)

(1) Asset valuation provided by valuation expert will quantify ~~be net of~~ mortgage lending and other liabilities associated with each property.

(2) Includes items such as tenant security deposits, other accounts payable, interest payable and accrued expenses.

(3) The resulting NAV divided by the number of shares of stock issued and outstanding as of December 31 will become the new offering price per share to the public.

Prospectus Cover Page

2.	Please confirm that your cover page will not exceed one page. To that end, we note the second paragraph states that your total upfront expenses are significantly less than those of other non-exchange listed public REITs that do pay commissions and fees and the third paragraph states your goal is to generate a relatively predictable and stable current stream of income. Please remove these statements, which may be more appropriate in the summary. Refer to Item 501 of Regulation S-K.

Response: We revised the cover page to Amendment No. 8 accordingly; a copy of which is attached to this letter. We further represent that the final cover page will not exceed one page.

Prospectus Summary

Who is our sponsor, and what role will it play?

3.	We note your statement that your sponsor was founded to make direct real estate investment easier and less expensive for the small investor. Please revise to clarify that your investors are not investing directly in real estate and will continue to pay significant fees or advise. In this regard and without limitation, we note the organization and offering expenses to be reimbursed to your sponsor, asset management fee payable to your advisor and subordinated participation fee paid to your advisor.

Jennifer Gowetski

DRAFT ~~April 28,~~May 11, 2016

Response: We revised this Q&A as follows:

Who is our sponsor, and what role will it play?

Our sponsor is Rich Uncles, LLC, or Rich Uncles, which was founded by Ray Wirta and Harold Hofer for a single purpose – to make ~~direct~~ real estate investment easier and less expensive for the small investor. Typically, the sponsor of a non-exchange listed public REIT, such as our company, has an in-house dealer-manager that is responsible for marketing shares in its real estate investment trust, or REIT, to broker-dealers licensed with FINRA and investment advisers or financial planners who are licensed with the SEC or state securities administrators. These fees typically include:

☐	5% to 7% sales commission paid to a broker dealer or financial planner for soliciting the REIT investment;

☐	2% to 3% often paid to a dealer manager for managing the sales effort; and

☐	1% to 2% paid to the dealer manager, broker-dealer or financial planner to reimburse costs associated with a due diligence review of the offering.

~~The broker-dealer or financial planner usually receives 5% to 7% of his or her clients’ investment in the REIT as a commission. Additionally, the dealer-manager may also receive a commission, in the 2% to 3% range. Finally, the broker-dealer or financial planner may be reimbursed for costs associated with due diligence in an amount equal to 1% to 2% of the investment amount.~~

When one adds up all of these commissions and reimbursements, approximately 10% of the cost of the REIT shares is spent on broker-dealer and dealer-manager costs. Rich Uncles has created an alternate distribution channel for the sale of non-exchange listed public REITs that excludes payment of commissions and expense reimbursements to advisory intermediaries. This alternate channel embraces the large scale reach of the internet, and the ease of access to and transparency of information contained over the internet. Thus, Rich Uncles believes that with this ease and transparency, Rich Uncles can deliver a real estate product to the market that has roughly 10% more of the investment amount actually being invested in real estate rather than being paid to others in the form of commissions and reimbursements.

Investment in our shares still involves substantial fees which may exceed fees paid by other REITs for the same services. These fees include an organization and offering expense fee ~~if~~of 3% of gross proceeds to be reimbursed to our sponsor, a monthly asset management fee payable to our advisor ~~and~~equal to 0.1% of the total investment value of the assets and a subordinated participation fee payable to our advisor, as described below.

For example ~~On the other hand~~, other non-exchange listed public REITs may charge lower performance fees than we will pay to our advisor. In many cases, non-exchange listed public REITs pay subordinated performance fees equal to 15% to 25% of the amounts by which asset sale proceeds exceed the amounts paid to purchase shares and a return of their invested capital plus a 6% cumulative, non-compounded annual return on invested capital~~while our advisor’s subordinated performance fee equals (i) 40% of the annual increase in the Net Asset Value, or NAV, of our shares, subordinated to payment of a 6.5% cumulative, non-compounded return on invested capital, plus (ii) plus 40% of the amount by which annual distributions to stockholders exceed such 6.5% cumulative, non-compounded return on invested capital~~. In contrast, our advisor’s performance fee, or the subordinated participation fee, is a fee calculated as of December 31 of each year which is subordinated to payment to stockholders of at least a 6.5% cumulative, non-compounded return and equal to the sum of (i) 40% of the amount by which the Net Asset Value, or NAV, per share, as of December 31 exceeds the highest previous public offering price of our shares to the public, adjusted to reflect any returns of capital, plus (ii) 40% of the amount by which non-return of capital distributions to stockholders for that year exceeds a 6.5% cumulative, non-compounded return on the highest previous public offering price of our shares to the public, adjusted to reflect any returns of capital.

Jennifer Gowetski

DRAFT ~~April 28,~~May 11, 2016

How will your sponsor and advisor be compensated for their services?

Subordinated Participation Fee

4.	We note your response to comment 5 of our letter and your revised disclosure on page 50. Please revise your disclosure in this section and in the fee table on page 45 to clarify that the advisor is entitled to payment of both (i) 40.0% of the amount by which the increase in NAV per share exceeds the highest previous NAV per share as determined by the board of directors (or $10.00 per share if no such determination has been made) less any prior return of capital, and (ii) 40.0% of the amount by which distributions to stockholders for the year exceed a 6.5% return on the purchase price of their shares for years in which distributions to shareholders meet or exceed a cumulative, non- compounded 6.5% return on the purchase price of their shares.

Response: We have revised the Form S-11 to clarify that the advisor will be entitled to a subordinated participation fee equal to the sum of both individual components of the fee. For example, we revised the language on attached pages 44-46 of Amendment 8 to substantially the following:

The subordinated participation fee is an annually measured performance fee subordinated to payment to stockholders of the Preferred Return. The subordinated participation fee is only due to the advisor if the Preferred Return is achieved and is equal to the sum of:

(i) 40% of the product of (a) the difference of (x) the Preliminary NAV, minus (y) the Highest Prior NAV per share, multiplied by (b) the number of shares outstanding as of December 31 of the relevant annual period, plus

(ii) 40% of the product of: (i) the Excess Return, multiplied by (ii) the weighted average number of shares outstanding for the annual period, calculated on a monthly basis.

Risk Factors

Because we are selling our shares directly to the public, our stockholders will not have the benefit . . . .

5.	We note your statement that stockholders will not have the benefit of an independent review and investigation of this offering of the type normally performed by an unaffiliated, independent underwriter in a public securities deal. Please revise to clarify whether an independent due diligence review is customarily performed in other non- listed REIT offerings or advise. In addition, please more specifically describe how the absence of an independent due diligence review increases the risks and uncertainties faced by stockholders.

Jennifer Gowetski

DRAFT ~~April 28,~~May 11, 2016

Response: We revised the risk factor as follows:

Because we are selling our shares directly to the public, our stockholders will not have the benefit of an independent due diligence review of us, which is customarily performed in underwritten offerings; the absence of an independent due diligence review increases the risks and uncertainty our stockholders face.

Because there is no independent third party underwriter selling our shares or managing the sales effort, there will be no outside independent review of our finances and operations in connection with the preparation of this offering, other than the attached independent audit of our financial statements. Other REITs who use a licensed broker-dealer to sell shares are subjected to a due diligence review by the underwriter or dealer manager to satisfy statutory duties under the Securities Act of 1933 and the rules of FINRA or the national securities exchange where the REIT securities are listed. Therefore, our stockholders must rely on the information in this prospectus and will not have the benefit of an independent review and investigation of this offering of the type normally performed by an unaffiliated, independent underwriter in a public securities offering.

Due diligence reviews typically include an independent investigation of the background of the sponsor, advisor and their affiliates, review of the offering documents and independent analysis of the plan of business and any underlying financial assumptions. A licensed broker-dealer also has “know your customer” obligations to determine whether the REIT investment is suitable for each individual investor. We intend to perform these tasks ourselves, but our investors do not benefit from a third party review of these facts and considerations.

Valuation Policies

6.	We note your response to comment 2 of our letter. Please revise your disclosure to discuss in more detail the basis on which the board may adjust individual real estate asset values upward or downward. In addition, please consider revising your tabular template to provide separately your real estate assets and real estate liabilities.

Response: The board has discretion as to final valuation determinations. In response to the Staff’s comment, we added the following paragraph under Calculation of Our NAV Per Share, attached page 102 of Amendment No. ~~8:~~8.

~~Once~~After our directors have received the valuation firm’s report, they have discretion to adjust the estimated value of either the assets or the liabilities associated with those assets based on their independent judgment of property values or economic conditions of individual properties, local conditions or general economic conditions. We expect that such adjustments will be infrequent, consistent with industry custom and practice, and only made to reflect events with respect to an asset or liability that our directors believe would have a material impact on the most recent estimated values and that have occurred between the time of the most recent valuation performed by our valuation firm and our calculation of NAV. These adjustments generally would occur under the same circumstances that would cause us to adjust our NAV between our regularly scheduled annual calculations of NAV, as described in Valuation of Commercial Real Estate Properties, above. For example, an unexpected termination or renewal of a material lease, a material change in vacancies or an unanticipated structural or environmental event at a property or capital market events may cause the value of a property to change materially. The board will determine the appropriate adjustment to be made to the estimated value of the property based on all currently available information and on reasonable assumptions and judgments that may or may not prove to be correct. Any such adjustment will be made by the board of directors, including a majority of the independent directors.

Jennifer Gowetski

DRAFT ~~April 28,~~May 11, 2016

A revised template demonstrating the valuation of our real estate assets and liabilities has been included in response to Comment No. 1.

Prior Performance

7.	We note your prior performance tables. Please revise the headers of your tables to be consistent with the table headers used in Industry Guide 5.

Response: We renamed the tables using the headers in Guide 5 and have indicated in the prospectus those tables which are omitted because the Company has no responsive information, as follows:

Table I – EXPERIENCE IN RAISING AND INVESTING FUNDS (On a Percentage Basis)

Table II – COMPENSATION TO SPONSOR

Table III – OPERATING RESULTS OF PRIOR PROGRAMS

Table IV – RESULTS OF COMPLETED PROGRAMS

{Table Omitted – No programs affiliated with the Fund or our Sponsor have completed operations.}

Table V – SALES OR DISPOSALS OF PROPERTIES

{Table Omitted – No programs affiliated with the Fund or our Sponsor have sold any properties as of December 31, 2015.}

Table VI – ACQUISITIONS OF PROPERTIES BY PROGRAMS

Table 4 – Operating Results of Prior Programs

8.	With respect to the source of cash distributions to investors set forth in each Table 4, please revise to separately quantify, as applicable, the source of distributions from (i) operations, (ii) the sale of properties, (iii) financing and (iv) offering proceeds. To the extent distributions are sourced from a “return of capital,” please clarify, if true, distributions are sourced from offering proceeds or advise.

Jennifer Gowetski

DRAFT ~~April 28,~~May 11, 2016

Response: Please note that no distributions have been made from financing or offering proceeds. We revised Table 4, now renumbered Table III, as follows:

TABLE III

OPERATING RESULTS OF PRIOR PROGRAMS

(Unaudited)

Nexregen Firewheel Real Estate Investment Trust (1)

	2009	2010	2011	2012	2013	2014	2015
Gross Revenues	1,388,832	1,216,996	1,334,711	1,344,148	1,380,082	1,378,385	1,376,769
Profit on sale of properties (2)	—	—	—	—	—	—	—
Net Income – GAAP Basis	(46,079)	(135,816)	(66,006)	(44,404)	(35,183)	(18,561)	(77,081)
Taxable Income
– from operations	(79,590)	(230,590)	(64,194)	(49,930)	(34,942)	(18,500)	(61,780)
– from gain on sale	—	—	—	—	—	—
Cash generated from operations	202,114	188,965	200,139	302,343	282,238	270,797	283,838
Cash generated from sales (2)	—	—	—	—	—	—	—
Cash generated from refinancing (2)	—	—	—	—	—	—	—
Cash generated from operations, sales and refinancing	202,114	188,965	200,139	302,343	282,238	270,797	283,838
Less: Cash distributions to investors
– from operating cash flow	202,114	183,571	200,139	302,343	258,019	270,797	262,165
– from sales and refinancing (2)	—	—	—	—	—
– from other (3)	68,767	—	26,844	11,569	—	8,465
Cash generated (deficiency) after cash distributions	(68,767)	5,394	(26,844)	(11,569)	24,219	(8,465)	21,673
Less: Special items (not including sales and refinancing)	—	—	—	—	(14,005)	—
Cash generated (deficiency) after cash distributions and special items	(68,767)	5,394	(26,844)	(11,569)	10,214	(8,465)	21,673
Tax and Distribution Data Per $1000 Invested
Federal Income Tax Results:
Ordinary Income (Loss)
– From operations	—	—	—	—	—	—	—
– from recapture	—	—	—	—	—	—	—
Capital gain (loss)	—	—	—	—	—	—	—
Cash Distributions to Investors – Source
– Investment income (4)	202.114	183.571	205.533	302.343	258.019	279.262	262.165
– Return of capital (5)	68.767		21.450	11.569
Amount (in percentage terms) remaining invested in properties at the end of 2015							100%

(1) The program’s investment objective is to own and operate a single shopping center in Garland, Texas.

(2) The program has never sold or refinanced its only property, which it still owns and operates.

(3) Cash distributions from either prior year operating cash flow or return of capital.

(4) Cash distributions from cumulative operating cash flow.

(5) Cash distributions in excess of cumulative operating cash flow.

Jennifer Gowetski

DRAFT ~~April 28,~~May 11, 2016

TABLE III

OPERATING RESULTS OF PRIOR PROGRAMS (Continued)

Rich Uncles Real Estate Investment Trust I

	2012	2013	2014	2015*
Gross Revenues	28,543	83,066	191,847	976,982
Profit on sale of properties (1)	—	—	—	—
Gain from discontinued operations	—	—	—	456,911
Net Income – GAAP Basis	728	11,710	(275,294)	(614,488)
Taxable Income
– from operations	15,375	13,882	(227,050)	(614,000)
– from gain on sale	—	—	—	—
Cash generated from operations	50,655	31,974	118,486	968,823
Cash generated from discontinued operations	—	—	—	1,252,051
Cash generated from sales (1)	—	—	—	—
Cash generated from refinancing (1)	—	—	—	—
Cash generated from operations, discontinued operations, sales and refinancing	50,655	31,974	118,486	2,220,874
Less: Cash distributions to investors
– from operating cash flow	15,809	29,300	32,508	928,643
– from sales and refinancing (1)	—	—	—	—
– from discontinued operations	—	—		147,415
Cash generated (deficiency) after cash distributions	34,846	2,674	85,978	1,104,636
Less: Special items (not including sales and refinancing)	—	—	—	—
Cash generated (deficiency) after cash distributions and special items	34,846	2,674	85,978	1,104,636
Tax and Distribution Data Per $1000 Invested
Federal Income Tax Results:
Ordinary Income (Loss)
– From operations	41.554	32.183	(79.757)	(17.943)
– from recapture	—	—	—	—
Capital gain (loss)	—	—	—	—
Cash Distributions to Investors – Source
–From operations	42.727	67.928	11.621	28.313
– From discontinued operations				4.308
–Return of capital
Amount (in percentage terms) remaining invested in program properties at the end of ~~2015~~2015.				100%

* Estimated amount pending completion of 2015 audit and 2015 tax return.

(1) ~~The~~As of December 31, 2015, the program has ~~never~~not sold or refinanced any properties.

Jennifer Gowetski

DRAFT ~~April 28,~~May 11, 2016

We trust that the foregoing information adequately responds to your comments. If you have additional questions or comments, please contact me.

Very truly yours,

DRAFT

Lee Polson

Strasburger & Price, LLP

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where an offer or sale is not permitted.

PRE-EFFECTIVE AMENDMENT NO. 8, ~~April 25,~~May 11, 2016

RICH UNCLES NNN REIT, INC.

 100,000,000 Shares of Common Stock

Initial Offering Price of $10.00 Per Share

Rich Uncles NNN REIT, Inc. is offering up to 90,000,000 shares of common stock in this primary offering and 10,000,000 shares pursuant to our distribution reinvestment plan for a price currently equal to $10.00 per share. We intend to sell the shares directly to investors and not through registered broker-dealers and investment advisors who are paid commissions and fees. We expect to use the net proceeds from this offering primarily to invest, directly or indirectly through investments in non-affiliated entities, in single-tenant income-producing corporate properties which are leased to creditworthy tenants under long-term net leases. There is no minimum offering amount, and upon acceptance of subscriptions, we will immediately use the proceeds for the purposes described in this prospectus.

See Risk Factors beginning on page 12 to read about risks you should consider before buying shares of our common stock. These risks include the following high risk factors:

•	This is an initial public offering; we have no prior operating history, and the prior performance of real estate programs sponsored by affiliates of our sponsor may not be indicative of our future results.

•	This is a “best efforts” offering. If we are unable to raise substantial funds in this offering, we may not be able to invest in a diverse portfolio of real estate and real estate-related investments, and the value of your investment may fluctuate more widely with the performance of specific investments.

•	We are a “blind pool” because we have not identified any properties to acquire with the net proceeds from this offering. As a result, you will not be able to evaluate the economic merits of our future investments prior to their purchase. We may be unable to invest the net proceeds from this offering on acceptable terms to investors, or at all.

•	We have not established the offering price on an independent basis and it bears no relationship to the value of our assets.

•	The amount of distributions we may pay, if any, is uncertain. Due to the risks involved in the ownership of real estate and real estate-related investments, there is no guarantee of any return on your investment in us and you may lose money.

•	We may fail to qualify as a REIT, which could adversely affect our operations and our ability to make distributions.

•	Our articles of incorporation do not require us to pursue a transaction to provide liquidity to our stockholders by a specified date, nor do our articles require us to list our shares for trading on a stock exchange. Our articles do not require us to ever provide a liquidity event to our stockholders. There are significant restrictions on our share repurchase program. Consequently, you must be prepared to hold your shares for an indefinite length of time and, if you are able to sell your shares, you may have to sell them at a substantial discount.

•	The only source of cash for distributions to investors will be cash flow from our operations (including sales of properties) or deferral of fees paid to the sponsor or advisor.

•	Because no underwriter is selling our shares, we will not have an independent “due diligence” review of the offering.

•	Investing in our common stock involves a high degree of risk. You should purchase shares of our common stock only if you can afford a complete loss of your investment.

Neither the SEC, the Attorney General of the State of New York nor any other state securities regulator has approved or disapproved of our common stock, determined if this prospectus is truthful or complete or passed on or endorsed the merits of this offering. Any representation to the contrary is a criminal offense.

The use of forecasts in this offering is prohibited. Any representation to the contrary and any predictions, written or oral, as to the amount or certainty of any present or future cash benefit or tax consequence which may flow from an investment in this program is not permitted.

Rich Uncles NNN REIT, Inc.

3080 Bristol Street, Suite 550

Costa Mesa, California 92626

www.RichUncles.com

The date of this preliminary prospectus is [~~April 28~~May 11], 2016